Form 10KSB/A, Exhibit 13
period 1997-06-30
HYDROMER INC
filed 1998-02-24
CIK 704432

[Logo] HYDROMER                                         [REPEAT DESIGN]




                                             [GRAPHIC]



                                                       to the Next Level


                           Taking Hydrophilic Coating





1997 Annual Report

[REPEAT DESIGN]


                                COMPANY PROFILE



 Hydromer is an innovative, technology-focused company engaged in the business of inventing, developing, patenting, licensing, manufacturing, and selling hydrophilic polymer-based products for commercial markets. While maintaining its industry leadership position in permanent lubricious coatings for medical devices, Hydromer constantly strives to build upon its current technologies--successfully expanding its technology/product base to include anti-fog and condensation control coatings for optical plastics, water-resistant filmformers for cosmetics, unique hydrogels for medical and cosmetic applications and barrier lotions for the prevention of contact dermatitis.

                           SELECTED FINANCIAL DATA



                                                  Fiscal Year     Fiscal Year
                                                     Ended           Ended
                                                 JUNE 30, 1997   June 30, 1996
                                                 -----------------------------
                                                                  As Restated
Revenues......................................     $2,062,026     $1,698,358
                                                 -----------------------------
Operating Income..............................        393,804        123,485
                                                 -----------------------------
Interest Income...............................         14,047         10,483
                                                 -----------------------------
Net Income....................................        344,394        389,619
                                                 -----------------------------
Income per Common Share.......................            .08            .09
                                                 -----------------------------
Weighted Average Number of Shares of
 Common Stock Outstanding
 (Including Dilutive Options).................      4,367,987      4,367,987
                                                 -----------------------------
Cash Dividends................................             --             --
                                                 -----------------------------
Total Assets..................................     $2,020,082     $1,534,707
                                                 =============================

                               STOCK INFORMATION


     Prior to January 9, 1986, the Company's Common Stock was traded in the Over-the-Counter Market on the National Association of Securities Dealers' Automated Quotation System (NASDAQ) under the symbol HYDI. Subsequent to January 9, 1986, reporting of trading was transferred to the National Daily Quotation Service (commonly known as "Pink Sheets"). For the past seven years, trading in the Company's stock has been limited. The Company has been informed by individual investors of trades at prices ranging between $.50 and $.0625 in the fiscal year 1997 and between $.1875 and $.0625 in fiscal year 1996. Prices for the 1995 fiscal year have ranged between $.25 and $.03125 according to the National Quotation Bureau, Inc. These prices may not include retail mark-ups or mark-downs or any commission to the broker dealer.

     The approximate number of holders of record of the Common Stock on August 31, 1997 was 323.




-------------------------------[Logo]HYDROMER----------------------------------1

                             LETTER TO SHAREHOLDERS

     In fiscal 1997 Hydromer posted net income of $344,394 or $.08 per share, on revenues of $2,062,026, as compared with a restated net income of $389,619 or $.09 per share, on revenues of $1,698,358 recorded in fiscal year 1996.

     Hydromer has seen its total assets grow to over two million dollars. Our rather diverse business, mostly based on our own patents, covers cosmetic ingredients, medical coatings and condensation control formulations. These three products accounted for 71% of total product sales.

     Total product sales increased from $632,307 to $748,006, an 18% increase, while royalty income increased from $1,066,051 to $1,314,020, a 23% increase.

     During the first quarter of fiscal 1998 one of our patents will expire and another in the third quarter with a concomitant loss of royalty income. However, management believes that new patents and an increased stream of royalty income will mitigate any lasting negative effect.

     We continue to focus on the basic philosophy of the Company to develop new patentable technologies. The Company presently has 10 U.S. and 6 international patents, most going well into the year 2000. Additionally, two new technologies centering around allergen blockers and biostatic complexes are presently patent pending.

     We remain committed to sell our technologies either as licenses and/or as basic raw materials, with customers in very diverse industries:

     . Medical Devices
     . Cosmetics
     . Personal Care Products
     . Condensation Control
     . Anti-Fog

     In fiscal 1997 we signed up several new distributors for Europe and Asia and were able to train key people at two domestic and international exhibitions.

     Fiscal 1998 will see us expanding our scientific staff and adding sophisticated scientific instrumentation, which should further expand our base technology development. This will also allow us to better serve our customers. We are striving to enhance our international contacts and our goal is to obtain a significant portion of our revenue from international sales. This fiscal year should be exciting and have us achieve some remarkable goals.

Respectfully submitted,

/s/ M.F. Dyck

M.F. Dyck
Chairman and President

2-------------------------------[Logo]HYDROMER----------------------------------

                                    BUSINESS

GENERAL

     Hydromer, Inc. (the "Company") is a polymer research and development company organized as a New Jersey Corporation in 1980 for the purpose of developing polymeric complexes for commercial markets in the medical and industrial fields. The Company owns several process and applications patents for Hydromer(R) ("Hydromer"), which is both a polymeric substance that becomes extremely lubricious (slippery) when contacted by water and a technique of grafting or applying this substance onto surfaces which may consist of a wide variety of materials, including polyurethane, polyvinyl chloride, and metals. "Hydromer(R)" is a trademark of the Company. The Company has also been issued patents for a permanent anti-fog material, a hydrophilic polyurethane foam, hydrophilic polyurethane blends, hydrophilic polyvinylbutyral alloys, several different biocompatible hydrogels and an anti-bacterial medical material, and owns a trademark Sea-Slide(R), a coating for boats, which the Company is marketing. Other patent applications have been filed.

     From its inception in 1980 to mid-1984, the Company was engaged primarily in research and development activities relating to Hydromer coatings. The Company believes that the polymer and water interface of Hydromer provides a surface lubricity superior to the quality of other presently marketed silicone-based lubricants used to treat medical devices. When treated with Hydromer coating, a medical device becomes highly slippery upon contact with water, facilitating its insertion into any orifice of the body, in particular, the nasal/oral, rectal and urinary orifices, or penetration through the skin, thus reducing discomfort for the patient. Hydromer coatings are bonded to the medical device unlike silicone-based lubricants, which must be re-applied after each use of the medical device. During its fiscal year ended June 30, 1997, the Company entered into three license agreements for the use of Hydromer. Hydromer has license agreements with eighteen different companies covering the application of Hydromer coatings to the following devices: heart pacemaker leads, wound drains, enteral feeding products, guide wires, intermittent urinary catheters, certain urological devices, central venous catheters, ear prostheses, guiding catheters, razor cartridges and angioplasty balloon catheters, embolization delivery devices, biliary and pancreatic stents, umbilical catheters, infusion catheters for peripheral and neurological uses and certain urological devices.

     The Company believes that Hydromer technology may have further application both in connection with medical products and products outside the medical field.

     During the 1986 fiscal year, the Company was granted a U.S. Patent for hydrophilic polyurethane foam and dental and biomedical products fabricated therefrom. This foam has been independently tested and exhibits superior absorptivity, high tensile strength when wet and reduced peel adhesion to the skin.

     In addition to its foregoing activities, the Company is marketing the following products based on its polymer technology:

     Anti-Fog--a coating for plastics (e.g., ski and swim goggles) which prevents the accumulation of vision-obscuring condensation under high humidity conditions. A more advanced version of anti-fog coating was patented in August 1984 and is being sold in bulk to manufacturers of industrial safety and swim goggles, aircraft windows and meter covers. Condensation control coatings have been developed for use on greenhouses and food packaging.

     Sea-Slide(R)--a Hydromer-based drag reducing marine coating which reduces friction between hull and water, and can be used over most anti-fouling paints. A U.S. Patent covering this coating and other potential uses was issued in February 1987.

     Cosmetic formulations--aqueous-based polymer blends were introduced during 1988 and are protected by the polymer blends patent issued in February 1987. These formulations are being sold to major cosmetic firms for use in hair dyes, hair conditioners, mascaras, eye shadows and body lotions and are being tested for use in shampoos and sunscreens.

     Hydromer(R) Poison Oak and Ivy Barrier--a barrier lotion that protects the wearer from the effects of poison ivy, poison oak, and poison sumac plant allergens.

     Until September 1982, approximately 99% of the outstanding common stock, without par value (the "Common Stock"), of the Company was owned by Biosearch Medical Products Inc. ("BMP"), which in turn was controlled by Manfred F. Dyck, who is Chief Executive Officer, a Director and the Chairman of the Board of the Company. On September 16, 1982, BMP distributed its shareholdings in the
Company pro rata to the holders of its common stock. In connection with this distribution, the Company granted to BMP an exclusive, world-wide perpetual, royalty-free license to use the Hydromer technology in connection with the development, manufacture and marketing of biomedical devices for enteral feeding applications.

PRODUCTS

     Coating solutions for use on medical devices are manufactured and sold by the Company to its licensees and others. The Company has received a United States and foreign patents for a permanent type anti-fog coating. The Company is selling bulk quantities of anti-fog solution to manufacturers of swim goggles, industrial safety equipment, aircraft windows and meter covers, both in the U.S. and foreign countries.

     The Company has developed a condensation control coating for use on structured greenhouse coverings, which it sells to a major corporation that manufactures this material in the U.S. and Europe.

     A food packaging coating has been formulated using only materials that are generally recognized as safe for food contact, and independent laboratory extraction tests of the coating have demonstrated that the extractibles are well within levels specified by the FDA.

     Another product introduced in 1984 was "Sea-Slide(R)", a drag reducing overcoating for boats and ships. This product is designed to improve fuel efficiency by lowering the friction between hull and water. It is being marketed through a repackager and distributor who services the marine industry. Sea-Slide(R) has been shown at major marine shows. Bulk quantities are also being sold to distributors in Europe who package the product for local markets.

-------------------------------[Logo]HYDROMER----------------------------------3

     In the 1988 fiscal year, the Company introduced aqueous-based formulations for use as a component in beauty aids. This product is being marketed through distributors in the U.S. and abroad and is currently being sold for use in mascaras, hair dyes, hair conditioners, hair shampoos, eye shadows, hair colorings, hair sprays, body lotions and perfumes.

     In the 1996 fiscal year the Company introduced our very first consumer-oriented product, Hydromer(R) Poison Oak and Ivy Barrier. We have developed national accounts for this product representing a cross section of pharmacies, sporting goods and specialty stores (country clubs, campsites, resorts). We also are seeing a great deal of interest from the tree care, landscaping and utility lines clearance industries. Chain drug stores and mass marketers have also indicated an interest in Hydromer(R) Poison Oak and Ivy Barrier.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     The discussion below analyzes major factors and trends regarding the results of operations and the financial condition of the Company as of June 30, 1997, and its results of operations for prior fiscal periods. It should be read in conjunction with the Financial Statements and Notes thereto.

RESULTS OF OPERATIONS

     Revenues of $2,062,026 in the 1997 fiscal year were $363,678 greater than the restated $1,698,358 of revenues recorded in the 1996 fiscal year. Royalty income of $ 1,314,020 was $247,969 or 23% greater than the restated $1,066,051 recorded in the 1996 fiscal year. Sales of coating solutions and chemicals sold to licensees were $271,981 as compared to $188,024 in the previous fiscal year. Sales of anti-fog coating solutions and other condensation control solutions were $253,553, as opposed to $210,932 in the previous fiscal year. The 20% increase is due to the volume increase in the anti-fog coating solutions. Sales of cosmetic ingredients were $198,401, as opposed to $226,439 in the previous fiscal year. Other miscellaneous revenues were $24,071 as compared to $6,912 in the 1996 fiscal year.

     Cost of sales of $242,025, or 32% of the sales of products and services in the 1997 fiscal year were $11,399 greater than the $230,626, or 36% of the sales of products and services in the 1996 fiscal year. The percentage of cost of sales increased 5% due to the change in the product mix as compared to the previous fiscal year.

     In fiscal year 1997 the Company had net income of $344,394 as compared to a restated net income of $389,619 for fiscal year 1996, reflecting a decrease of $45,225. The decrease in net income was the direct result of the Company being taxed as a personal holding company. Owing to the nature of the Company's income (royalties accounting for over 60%) and the number of its controlling shareholders, the Company was classified as a personal holding company (PHC) for the current fiscal year, resulting in an estimated $95,000 federal tax liability. Although the Company has taken steps to restructure its operations to avoid PHC status, the unanticipated payment in fiscal 1997 of substantial royalties by a licensee for the current and prior fiscal years caused the Company to fall into PHC status. The Company's gross profit of 88% in fiscal 1997 was relatively unchanged from the 85% in fiscal 1996. The reason for the small increase gross profit can be attributed to the combination of the change in product mix and the increase in royalty income.

     Selling, general and administrative expenses in the 1997 fiscal year of $1,041,601, or 51% of revenues were $195,926, or 23% greater than the $845,675, or 50% of revenues reported in fiscal 1996. Research and development expenses of $384,596 or 19% of revenues were $113,976, or 23% less than the $498,572, or 29%
of revenues in fiscal 1996. The increases in total expenses were a result of increased costs associated with the hiring of a Director of Sales and Marketing for Industrial and Medical Applications and an increase of legal expense on patents.

     Interest income was earned in the amount of $14,047 and $10,483 in the fiscal years ended June 30, 1997 and 1996, respectively, on short-term investments. The increase was attributed to the increase in the amount of short-term investments. Included in other income for fiscal 1996 is $85,000 the company received as a settlement with its former auditors regarding prior period income tax liabilities owed as a result of being classified as a personal holding company.

     Reflecting the predominant research and development nature of the Company's activity to date, the Company has a cumulative loss of $1,711,350 as of June 30, 1997.

     Provision for income taxes was $(31,624) and $(167,463) in the 1997 and 1996 fiscal years, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital as of June 30, 1997 was $1,136,401.

     Management believes that the Company will continue to generate sufficient funds to maintain its current level of operation. As existing licensees continue to increase the volume of products they are coating, additional licenses are negotiated for use of the Hydromer(R) coating and the anti-fog coatings gain greater recognition in the marketplace. Another product that could significantly increase future revenues is Hydromer Poison Oak and Ivy Barrier.

     The major components of the Company's current assets are cash, cash equivalents and accounts receivable. Inflation has not been a major factor in past operations of the Company. The Company believes that its products are sufficiently unique to permit recovery of inflationary cost increases in its pricing.

4-------------------------------[Logo]HYDROMER----------------------------------

                                 BALANCE SHEETS


                                                               June 30,
                                                      --------------------------
                                                         1997           1996
                                                      --------------------------
                                                                    As Restated
ASSETS
Current Assets
  Cash and cash equivalents.......................    $  716,045     $  167,900
  Trade receivables less allowance for doubtful
   accounts of $8,831 in both 1997 and 1996.......       431,150        624,271
  Inventory.......................................       148,753        171,360
  Prepaid expenses................................        77,567         45,262
  Deferred tax asset..............................       100,000         62,000
                                                      --------------------------
    Total Current Assets..........................     1,473,515      1,070,793
Property and Equipment, net.......................       271,743        222,514
Deferred Tax Asset................................       262,856        231,525
Other.............................................        11,968          9,875
                                                      --------------------------
    Total Assets..................................     2,020,082      1,534,707
                                                      ==========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable................................        29,213         22,356
  Accrued expenses................................       167,678         70,261
  Income tax payable..............................        40,223          3,516
                                                      --------------------------
    Total Liabilities.............................       237,114         96,133
                                                      --------------------------
Stockholders' Equity
  Common stock--no par value, authorized
   6,000,000 shares, issued and outstanding,
    4,378,904 shares..............................     2,922,708      2,922,708
  Contributed capital.............................       577,750        577,750
  Accumulated deficit.............................    (1,711,350)    (2,055,744)
  Treasury stock, 10,917 common shares at cost....        (6,140)        (6,140)
                                                      --------------------------
    Total Stockholders' Equity....................     1,782,968      1,438,574
                                                      --------------------------
    Total Liabilities and Stockholders' Equity....    $2,020,082     $1,534,707
                                                      ==========================
See notes to the financial statements.

-------------------------------[Logo]HYDROMER----------------------------------5

                              STATEMENTS OF INCOME

                                                         Year Ended June 30,
                                                      -------------------------
                                                         1997           1996
                                                      -------------------------
                                                                    As Restated

REVENUES
 Sales of products and services..................     $  748,006    $  632,307
 Royalties, options and licenses.................      1,314,020     1,066,051
                                                      -------------------------
                                                       2,062,026     1,698,358
Cost of Sales....................................        242,025       230,626
                                                      -------------------------
Gross Profit.....................................      1,820,001     1,467,732
                                                      -------------------------
Operating Expenses
  Selling, general and administrative............      1,041,601       845,675
  Research and development.......................        384,596       498,572
                                                      -------------------------
                                                       1,426,197     1,344,247
                                                      -------------------------
Operating Income.................................        393,804       123,485
Other Income (Expense)
  Interest income................................         14,047        10,483
  Other income...................................             --        88,178
  Other tax expense..............................        (95,081)           --
                                                      -------------------------
Income Before Taxes..............................        312,770       222,146
Income tax (benefit).............................        (31,624)     (167,473)
                                                      -------------------------
Net Income.......................................     $  344,394    $  389,619
                                                      =========================
Income Per Common Share..........................     $     .079    $     .089
                                                      =========================
Shares Used in Computation.......................      4,367,987     4,367,987
                                                      =========================

See notes to the financial statements.

6-------------------------------[Logo]HYDROMER----------------------------------

                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                                          Unrealized
                                                                        Gain (Loss) on
                                     Common Stock                         Marketable                   Treasury Stock
                              -------------------------    Contributed    Investment    Accumulated    ---------------
                                 Shares         Amount       Capital      Securities      Deficit      Shares   Amount     Total
                              -----------------------------------------------------------------------------------------------------
Balance June 30, 1995.......  4,378,904      $2,922,708     $577,750      $ 1,021       $(2,607,363)   10,917  $(6,140)  $ 887,976
Prior period adjustment.....         --              --           --           --           162,000        --       --     162,000
Change in unrealized gain
 (loss) on marketable
  investment securities.....         --              --           --       (1,021)               --        --       --      (1,021)
Net Income (as restated)....         --              --           --           --           389,619        --       --     389,619
                              -----------------------------------------------------------------------------------------------------
Balance June 30, 1996
 (as restated)..............  4,378,904       2,922,708      577,750           --        (2,055,744)   10,917   (6,140)  1,438,574
Net Income..................         --              --           --           --           344,394        --       --     344,394
                              -----------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1997.......  4,378,904      $2,922,708     $577,750       $   --       $(1,711,350)   10,917  $(6,140) $1,782,968
                              =====================================================================================================

See notes to the financial statements.


-------------------------------[Logo]HYDROMER----------------------------------7

                            STATEMENTS OF CASH FLOWS

                                                           Year Ended June 30,
                                                        ------------------------
                                                           1997         1996
                                                        ------------------------
                                                                    As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income........................................     $344,394    $ 389,619
  Adjustments to Reconcile Net Income to Net
   Cash Provided by (Used in) Operating Activities
    Depreciation and amortization...................       43,326       34,769
    Gain on sale of securities......................           --       (1,851)
  Changes in Assets and Liabilities
    Trade receivables...............................      193,121     (193,862)
    Inventory.......................................       22,607      (89,989)
    Prepaid expenses................................      (32,305)     (36,716)
    Deferred tax asset..............................      (69,331)    (171,030)
    Other assets....................................       (2,093)         (75)
    Accounts payable and accrued liabilities........      104,274       32,882
    Income taxes payable............................       36,707      (35,047)
                                                        ------------------------
      Net Cash Provided by (Used in) Operating
       Activities...................................      640,700      (71,300)
                                                        ------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Cash purchases of property and equipment..........      (92,555)     (74,024)
  Cash proceeds received from sale of marketable
   investment securities............................           --      462,194
  Cash purchases of marketable
   investment securities............................           --     (190,000)
                                                        ------------------------
      Net Cash (Used in) Provided by Investing
       Activities...................................      (92,555)     198,170
                                                        ------------------------
Net Increase in Cash and Cash Equivalents...........      548,145      126,870
Cash and Cash Equivalents at Beginning of Year......      167,900       41,030
                                                        ------------------------
Cash and Cash Equivalents at End of Year............     $716,045    $ 167,900
                                                        ========================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Interest........................................     $     --    $     253
    Income taxes....................................     $     --    $  38,658


See notes to the financial statements.

8------------------------------[Logo]HYDROMER----------------------------------

                       NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

     Hydromer, Inc. (the "Company") is a polymer research and development company based in Branchburg, New Jersey. The Company develops polymer complexes for commercial markets in the medical and industrial fields primarily in the United States. The Company obtains patent rights on certain products from which royalty revenues are received.

Cash and Cash Equivalents

     Cash and cash equivalents consist of short term investments with maturities of three months or less.

Inventories

     Inventories are valued at the lower of cost, determined by the first-in, first-out method, or market and include appropriate amounts of labor and overhead.

Depreciation

     The cost of property and equipment is depreciated on a straight-line method over the estimated useful lives of the assets: 10 years for machinery and equipment, 5 years for furniture and fixtures, and the term of the lease for leasehold improvements. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal and state income taxes.

Income Per Common Share

     Income per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during each period.

Concentration of Credit and Business Risk

     The Company maintains cash balances in a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 1997, the amounts on deposit exceeded the $100,000 federally insured limit. The Company provides credit in the normal course of business to customers. Ongoing credit evaluations of its customers are performed, and allowances for doubtful accounts are based on factors surrounding the credit risk of specific customers, historical trends, and other information. The Company maintains patents on the original Hydromer Coating which will expire during fiscal year ended June 30, 1998.

Major Customers

     The Company sold products and collected royalty income representing more than 10% of its total revenues for the year ended June 30, 1997, to Cordis Corporation and Warner Lambert; for the year ended June 30, 1996, to Cordis Corporation and Phoenix Chemical Inc.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORY

     Inventory consists of:
                                                              June 30,
                                                       ---------------------
                                                          1997       1996
                                                       ---------------------
Raw materials..................................         $ 86,580   $ 87,558
Finished goods.................................           62,173     83,802
                                                       ---------------------
                                                        $148,753   $171,360
                                                       =====================



MARKETABLE INVESTMENT SECURITIES

     Information regarding available-for-sale marketable investment securities is as follows:

                                                               June 30,
                                                       -----------------------
                                                          1997         1996
                                                       -----------------------
Carrying value....................................      $   --      $      --
Market value......................................          --             --
                                                       -----------------------
Gross unrealized gain.............................      $   --      $      --
                                                       =======================
Change in unrealized gain
 on investment securities.........................      $   --      $   1,021
Proceeds from sales...............................      $   --      $ 272,194
Realized gains on sales...........................      $   --      $   1,851

-------------------------------[Logo]HYDROMER----------------------------------9

PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:
                                                               June 30,
                                                       -----------------------
                                                           1997        1996
                                                       -----------------------
Machinery and equipment.............................    $ 476,765   $ 406,200
Furniture and fixtures..............................      108,906      92,849
Leasehold improvements..............................      189,605     183,672
                                                       -----------------------
                                                          775,276     682,721
Less accumulated depreciation and
 amortization.......................................     (503,533)   (460,207)
                                                       -----------------------
                                                        $ 271,743   $ 222,514
                                                       =======================

     Depreciation expense charged to operations was $43,326 and $34,769 in 1997 and 1996, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of these instruments.

Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

INCOME TAXES

     The income tax provision (benefit) is comprised of the following:

                                                 Federal     State     Total
                                              ---------------------------------
YEAR ENDED JUNE 30, 1997
  CURRENT.................................     $      --   $ 36,707  $  36,707
  DEFERRED................................       (68,331)        --    (68,331)
                                              ---------------------------------
                                               $ (68,331)  $ 36,707  $ (31,624)
                                              =================================
Year Ended June 30, 1996
  Current.................................     $      --   $    100  $     100
  Deferred................................      (167,563)        --   (167,563)
                                              ---------------------------------
                                               $(167,563)  $    100  $(167,463)
                                              =================================

     The temporary differences causing such deferred tax benefits are primarily due to net operating loss carryforwards.

     At June 30, 1997, the Company has net operating loss carryforwards for federal income tax purposes of $1,064,282, which are available to offset future federal taxable income, if any. The federal net operating loss carryforwards expire as follows:

                                                                Federal
                                                             -------------
2000...............................................          $   274,048
2001...............................................              198,315
2002...............................................              138,889
2003...............................................               58,675
2010...............................................              394,355
                                                             -------------
                                                             $ 1,064,282
                                                             =============


     The tax effects of temporary differences that give rise to deferred tax assets at June 30, 1997 are presented below:

Federal operating loss carryforwards...............          $   362,856
                                                             =============
OTHER INCOME

     Included in other income for the year ended June 30, 1996 is $85,000 the Company received as a settlement with its former auditors regarding prior period income tax liabilities owed as a result of being classified as a personal holding company.

OTHER TAX EXPENSE

     Included in other taxes for the year ended June 30, 1997 is $95,081 the Company owes as a penalty tax for being classified as a personal holding company.

STOCK OPTIONS AND AWARDS

     On January 23, 1992, the Board of Directors granted options to purchase 12,000 shares of common stock of the Company which were to expire on January 22, 1997, with 4,000 shares being exercisable immediately, 4,000 becoming exercisable one year from the date of the grant, and the final 4,000 becoming exercisable two years from the date of the grant. The exercise price of $0.625 per share was equal to the market price at the date of the grant. At June 30, 1997, the 12,000 options exercisable under this arrangement have expired.

     In the 1988, 1989 fiscal years and a portion of 1990, the Board of Directors determined that, in lieu of cash compensation, Directors were to receive options to purchase 2,000 shares of stock for attendance at each meeting of the Board at the then current market price of the stock. The options are to expire five years from date of grant. Fifty-four thousand shares were granted under this option. The option prices range from $0.50 to $0.81.

10------------------------------[Logo]HYDROMER----------------------------------

     On January 22, 1993, the Board offered all holders of options (3 current directors and 2 former directors) the right to extend their options to 1995 upon payment of an amount equal to 10% of the market value ($0.50/share). The current Directors, Manfred Dyck and Ursula Dyck, and the former director, John H. Ewing, elected to extend their 1988 options. Only Manfred Dyck and Ursula Dyck elected to extend their 1989 options. Options were not re-priced. Thirty-six thousand and 8,000 option shares under this arrangement expired in 1995 and 1994, respectively. At ~June 30, 1995, 4,000 option shares under this arrangement were exercisable. At June 30, 1996, the 4,000 option shares exercisable under the January extension have expired.

     A summary of activity under the plan for the years ending June 30, 1997 and 1996 is as follows:

                                                              Common Stock
                                                           Options Outstanding
                                                           -------------------
                                                                 Shares
                                                                 ------
Balance, June 30, 1995.................................          16,000
  Granted..............................................            --
  Exercised............................................            --
  Canceled.............................................           4,000
                                                                 ------
Balance, June 30, 1996.................................          12,000
                                                                 ------
Balance, June 30, 1996.................................          12,000
  Granted..............................................            --
  Exercised............................................            --
  Canceled.............................................          12,000
                                                                 ------
Balance, June 30, 1997.................................            --
                                                                 ------
Shares exercisable at June 30, 1997....................            --
                                                                 ======

LEASES

     The Company leases its facilities under operating leases. Total rental expense for the years ended June 30, 1997 and 1996 were $81,000 and $78,875, respectively. The lease calls for payment by the Company of all operating costs such as utilities, maintenance, taxes and liability insurance.

     Future minimum rental commitments for the next five years as of June 30, 1997 on the aforementioned lease is as follows:


1998...................................................       $ 79,375
1999...................................................         91,250
2000...................................................        101,875
2001...................................................         43,750
                                                             -----------
                                                              $316,250
                                                             ===========

RELATED PARTY TRANSACTIONS

     During 1997 and 1996, the Company sold materials and services to Biosearch Medical Products Inc. (BMP), its former parent, for $31,257 and $20,787, respectively. The Company also earned royalty income from BMP of $43,171 and $48,415 for the years ended June 30, 1997 and 1996, respectively. Total amounts owed to the Company by BMP were $19,794 and $7,390 at June 30, 1997 and 1996, respectively.

     In addition, BMP provides engineering and secretarial services to Hydromer. These expenses amounted to $10,090 and $6,000 for the years ended June 30, 1997 and 1996, respectively. Amounts owed to BMP at June 30, 1997 and 1996, respectively, were $597 and $500.

     In 1997 and 1996, the Company purchased furniture and equipment from BMP for $46,000 and $1,175, respectively.

     Also, during 1997, the Company leased equipment and space from Biosearch Medical Products, Inc., on a week-to-week basis. Total rental expense paid to BMP was $6,000.


PRIOR PERIOD ADJUSTMENT

     During the current year, it was discovered that certain royalty income was unreported in prior years by a Licensee, resulting in an understatement of reported assets as of June 30, 1995. The beginning accumulated deficit account has been decreased by $162,000, due to the underaccrual of royalty receivable. The restatement of accumulated deficit is recorded net of $0 tax as a result of net operating loss carryforwards.

RESTATEMENT OF PRIOR YEAR'S FINANCIAL STATEMENTS

     The prior year financial statements have been restated to reflect the underreporting of royalty receivables from a Licensee. Due to this restatement, accumulated deficit changed from $(2,531,317) to $(2,055,744) or $475,573 at June 30, 1996. The net effect on the income per share was an increase of $.07 per share for the year ended June 30, 1996.

SUBSEQUENT EVENT

     Subsequent to the year ended June 30, 1997, the Board of Directors authorized a cash dividend of $.03 per share. The amount of the cash dividend totals approximately $131,000.


-------------------------------[Logo]HYDROMER---------------------------------11

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Hydromer, Inc.

     We have audited the accompanying balance sheets of Hydromer, Inc. as of June 30, 1997 and 1996 and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hydromer, Inc. as of June 30, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
July 22, 1997


12------------------------------[Logo]HYDROMER----------------------------------

                             CORPORATE INFORMATION



BOARD OF DIRECTORS



MANFRED F. DYCK
Biosearch Medical Products Inc.
(Chairman, CEO, and President)

URSULA M. DYCK
Biosearch Medical Products Inc.
(Director)

MAXWELL BOROW, M.D.
Somerset Medical Center
(Chief of Surgery, retired)

DIETER HEINEMANN
Frankfurt Stock Exchange
(Specialist)

ROBERT H. BEA
Siemens Hearing Instruments Inc.
(Director of Quality Assurance and
Regulatory Affairs)


CORPORATE OFFICERS

MANFRED F. DYCK
Chairman Chief Executive Officer
President

MARK KLYPKA
Chief Financial Officer
Vice President
Finance and Administration

ROBERT D. FRAWLEY
Secretary, Corporate Counsel


REGISTRAR AND TRANSFER AGENT
First City Transfer Company
111 Wood Avenue South Suite 206
Iselin, New Jersey 08830
732-205-4517

AUDITORS
Rosenberg Rich Baker Berman
and Company
Bridgewater, New Jersey

LEGAL COUNSEL
Smith, Stratton, Wise, Heher
& Brennan
Princeton, New Jersey

CORPORATE OFFICE
35 Columbia Road
Branchburg, New Jersey 08876
908-526-2828
http://www.hydromer.com

















Designed by Curran & Connors, Inc.

                                [LOGO]HYDROMER
                                35 Columbia Road
                                Branchburg, New Jersey 08876
                                908-526-2828
                                http://www.hydromer.com